June 23, 2006

Kevin Rich
Director and Chief Executive Officer
c/o DB Commodity Services LLC
DB Currency Index Value Master Fund
60 Wall Street
New York, NY 10005

> **Re:** **DB Currency Index Value Fund**
> **DB Currency Index Value Master Fund**
> **Registration Statement on Form S-1**
> **Amendment No. 2 Filed June 20, 2006**
> **Registration No. 333-132484**

Dear Mr. Rich

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2. Based on the proposed public offering of your shares by the initial purchaser, it appears that the initial purchaser is acting as a statutory underwriter, as was noted in your previous comment letter. Please

revise the plan of distribution section as previously requested to clarify that the initial purchaser is a statutory underwriter.

2.   Please confirm that disclosure of the daily NAV will be made available to all potential investors, including the authorized participants, at the same time.

3.   We note your response to comment 21 and the inclusion of unaudited financial statements for the period from September 15, 2005 through December 31, 2005 and the quarterly period ended March 31, 2006. Please revise to present audited financial statements of the Managing Owner as of the most recent fiscal year end and update with unaudited financial statements on the same basis as you would update the financial statements of DB Currency Index Value Fund in accordance with Rule 3-12 of Regulation S-X.

Legal Opinion

4.   The caveat to the second opinion appears to indicate that the shares may not in fact be "nonassessable." Please add appropriate disclosure to the prospectus regarding the limitation, including risk factor disclosure, or advise us why this is not appropriate. If the payments referenced do not relate to the nonassesability opinion, please consider separating the required Exhibit 5 opinions from the limitation of personal liability opinion.

5.   Please revise the opinion to clarify that the limitations referenced in paragraph C do not relate to the required Exhibit 5 opinions in paragraph 2.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mathew Maulbeck, Staff Accountant at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael J. Schmidtberger, Esq. (*via facsimile*)